SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WHITEHALL JEWELLERS, INC.

(Name of Subject Company (Issuer))

PRENTICE CAPITAL MANAGEMENT, LP
HOLTZMAN OPPORTUNITY FUND, L.P.
PWJ FUNDING LLC
PWJ LENDING LLC
MICHAEL ZIMMERMAN
SEYMOUR HOLTZMAN
WJ HOLDING CORP.
WJ ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share	965063100
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jonathan Duskin
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Marc Weingarten, Esq. Robert Goldstein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 756-2000	Seymour Holtzman c/o Jewelcor Companies 100 N. Wilkes Barre Blvd. 4th Floor Wilkes Barre, PA 18702 Telephone: (570) 822-6277

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,550,440	$2,198.90

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (‘‘the Shares’’) at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 less $0.75 which is the exercise price of ‘‘in the money’’ outstanding and exercisable options, multiplied by 325,235, the estimated number of such options outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Not applicable.	Filing party	Not applicable.
Form or Registration No.	Not applicable.	Date Filed	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Third-party tender offer subject to Rule 14d-1.

Issuer tender offer subject to Rule 13e-4.

Going-private transaction subject to Rule 13e-3.

Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tender Offer Statement on Schedule TO (this ‘‘Schedule TO’’) is filed by WJ Acquisition Corp., a Delaware corporation (the ‘‘Purchaser’’), WJ Holding Corp., a Delaware corporation (‘‘Holdco’’), Prentice Capital Management, LP, a Delaware limited partnership (‘‘Prentice’’), Holtzman Opportunity Fund, L.P., a Nevada limited partnership (‘‘Holtzman,’’ and together with Prentice, the ‘‘Investors’’), PWJ Funding LLC (‘‘PWJ Funding’’), PWJ Lending LLC (‘‘PWJ Lending’’), Michael Zimmerman and Seymour Holtzman. We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC and Michael Zimmerman, each an affiliate of Prentice, Holtzman, Seymour Holtzman, an affiliate of Holtzman, the Purchaser and Holdco as the ‘‘Purchaser Group.’’ This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the ‘‘Shares’’) of Whitehall Jewellers, Inc., a Delaware corporation (‘‘Whitehall,’’ or the ‘‘Company’’), other than the Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer (as defined below) at a purchase price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the ‘‘Offer to Purchase’’) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’).

Item 1.    Summary Term Sheet.

The information set forth in the ‘‘Summary Term Sheet’’ and ‘‘Questions and Answers’’ of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Whitehall Jewellers, Inc., a Delaware corporation. The Company's principal executive offices are located at 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606. The Company's telephone number is (312) 782-6800.

(b) This Schedule TO relates to the outstanding Shares, of which there were 16,763,215 shares outstanding and options to purchase 2,232,711 Shares outstanding as of January 31, 2006. The information set forth in the ‘‘Introduction’’ of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Sections 6 and 10 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Price of Shares; Dividends’’ and ‘‘Dividends and Distributions’’) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  This Schedule TO is filed by the Purchaser, Holdco, PWJ Funding, PWJ Lending, Prentice, Holtzman, Michael Zimmerman and Seymour Holtzman. The information set forth in Section 9 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Certain Information Concerning the Purchaser Group’’) and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The information set forth in the ‘‘Questions and Answers,’’ ‘‘Introduction’’ and Sections 1, 4 and 5 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Terms of the Offer,’’ ‘‘Withdrawal Rights’’ and ‘‘Material United States Federal Income Tax Consequences,’’ respectively) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the ‘‘Questions and Answers,’’ ‘‘Introduction’’ and Sections 1, 4, 9, 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall,’’ ‘‘Purpose and Structure of the Offer and the Merger;

Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger ,’’and ‘‘Certain Information Concerning the Purchaser Group,’’ and ‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement,’’ respectively) is incorporated herein by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser Group or Whitehall or any of their respective affiliates or subsidiaries or, to the best knowledge of the Purchaser Group, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and Whitehall or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of Whitehall, an election of directors of Whitehall or sale or transfer of a material amount of assets of Whitehall.

(e) The information set forth in Section 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement’’) is incorporated herein by reference.

Item 6.    Purposes of This Transaction and Plans or Proposals.

(a)–(c) The information set forth in the ‘‘Questions and Answers,’’ ‘‘Introduction,’’ and Sections 4, 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger ‘‘ and ‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement’’) and Section 10 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Dividends and Distributions’’) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in Section 8 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Source and Amount of Funds’’) is incorporated herein by reference.

Item 8.    Interest in Securities of the Company.

The information set forth in the ‘‘Questions and Answers,’’ ‘‘Introduction’’ and Sections 1, 8, 9, 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall,’’ ‘‘Security Ownership of Certain Beneficial Owners,’’ ‘‘Certain Information Concerning the Purchaser Group’’ and ‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement,’’ respectively) and Sections 7 and 13 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Certain Information Concerning Whitehall,’’ and ‘‘Interests of Certain Persons in the Offer and Merger’’) is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a) None.

Item 10.    Financial Statements.

(a), (b) Not material.

Item 11.    Additional Information.

(a)(1) The information set forth in Schedule I and Sections 1, 9, 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall,’’ ‘‘Certain Information Concerning the Purchaser Group,’’ ‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement,’’ respectively) is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘The Merger Agreement’’) and Sections 11 and 12 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Conditions to the Offer’’ and ‘‘Certain Legal Matters; Regulatory Approvals’’) is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 12 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Certain Legal Matters; Regulatory Approval’’) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, including Schedule I to the Offer to Purchase, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 8, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Advertisement as published on February 8, 2006 in Investors Business Daily.
(a)(1)(viii)	Complaint of JWL Acquisition Corp. and Newcastle Partners, L.P. against the Company, Holtzman and Prentice.
(a)(1)(ix)	Amended Complaint of JWL Acquisition Corp. and Newcastle Partners, L.P. against the Company, Holtzman, Prentice and SAC Capital Advisors, LLC.
(a)(5)(i)	Press Release issued by the Company on February 2, 2006 (filed as exhibit 99.1 to Form 8-K filed by the Company on February 3, 2006 and incorporated herein by reference).
(a)(5)(ii)	First Amendment to Amended and Restated Stockholders Rights Agreements dated as of October 3, 2005, by and between the Company and LaSalle Bank, as rights agent (filed as Exhibit 4.1 to the Company's Form 8-K filed by the Company on October 6, 2005, and incorporated herein by reference).
(a)(5)(iii)	Second Amendment to Amended and Restated Stockholders Rights Agreement, dated as of February 1, 2006, by and between the Company and LaSalle Bank, as rights agent (filed as Exhibit 4.1 to Form 8-K filed by the Company on February 3, 2006 and incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 1, 2006, by and among Whitehall, Prentice, Holtzman, WJ Holding Corp. and WJ Acquisition Corp (filed as Exhibit B to Schedule 13D/A filed by Prentice on February 3, 2006.)
(d)(2)	Amended and Restated Term Loan Credit Agreement, dated as of February 1, 2006, by and among Whitehall, PWJ Lending LLC, and certain Lenders (party thereto) (filed as Exhibit C to Schedule 13D/A filed by Prentice on February 3, 2006.)
(d)(3)	Securities Purchase Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman (filed as Appendix D to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(4)	Loan Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, and certain Lenders (party thereto) (filed as Appendix B to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(5)	Warrant to Purchase Common Stock dated as of October 4, 2005 (filed as Appendix C to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).

(d)(6)	Form of Secured Convertible Note (filed as Appendix E to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(7)	Registration Rights Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman (filed as Appendix G to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(8)	Vendor Term Sheet (filed as Appendix H to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(9)	Letter Agreement by and between PWJ Funding LLC and Mathew Harman dated January 4, 2006 (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 6, 2006, and incorporated herein by reference).
(d)(10)	Letter Agreement by and among Holtzman, Prentice and Myron Kaplan dated January 5, 2006 (filed as Exhibit C to Schedule 13D/A filed by Prentice on January 6, 2006, and incorporated herein by reference).
(d)(11)	Letter Agreement dated January 3, 2005 and executed January 4, 2005 between Couchman Capital LLC and Holtzman (filed as Exhibit 99.8 to Schedule 13D/A filed by Holtzman on January 9, 2006, and incorporated herein by reference).
(d)(12)	Letter Agreement by and between PWJ Funding LLC, Richard E. Fearon, Jr. and Accretive Capital Partners, LLC dated January 24, 2006 (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 25, 2006, and incorporated herein by reference).
(d)(13)	Agreement to Postpone January 19 Special Meeting Of Stockholders, dated as of January 17, 2006, between the Company and Prentice (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 18, 2006, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders

Item 13.    Information Required by Schedule 13E-3.

Item 2.    Subject Company Information

(d) The information set forth in Section 3 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Position of the Purchaser Regarding the Fairness of the Offer and the Merger’’) and Sections 6 and 10 to the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Price of Shares; Dividends’’ and ‘‘Dividends and Distributions’’) is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in Sections 8, 10 and 11 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Security Ownership of Certain Beneficial Owners,’’ ‘‘The Purchaser Group's Relationship with Whitehall’’ and ‘‘The Merger Agreement’’) is incorporated herein by reference.

Item 4.    Terms of the Transaction

(c) Not applicable.

(d) The information set forth in Section 6 to the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Appraisal Rights’’) and in Schedule II (‘‘Section 262 of Delaware General Corporation Law’’) is incorporated herein by reference.

(e) The Purchaser Group has not made any provisions in connection with this Offer to grant unaffiliated Whitehall stockholders access to any of the Purchaser Group's corporate files or to obtain counsel or appraisal services at the expense of the Purchaser Group.

(f) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(c) Item 5 of the Schedule TO is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b), (c) (1) — (8) Item 6 of the Schedule TO is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)	Item 6 of the Schedule TO is incorporated herein by reference.

(b)	The information set forth in Section 4 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger’’) is incorporated herein by reference.

(c)	Item 6 of the Schedule TO is incorporated herein by reference.

(d)	The information set forth in Section 5 and 9 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Material United States Federal Income Tax Consequences’’ and ‘‘Certain Effects of the Offer’’) is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a) — (f) The information set forth in Section 2 and 3 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Position of Whitehall Regarding the Fairness of the Offer and the Merger’’ and ‘‘Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger’’) is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

(a) — (c) The information set forth in Section 2 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Position of Whitehall Regarding the Fairness of the Offer and the Merger’’) is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d) As of the date hereof, Purchaser does not know whether or not any executive officer or director of Whitehall intends to tender Shares owned by them pursuant to the Offer. The board of directors of Whitehall has recommended that Whitehall stockholders accept the Offer. To the best of the Purchaser's knowledge no other executive officer or affiliate of Whitehall has made any public recommendation with respect to the Offer.

(e) The information set forth in Section 2 of the Offer to Purchase entitled ‘‘Special Factors’’ (‘‘Position of Whitehall Regarding the Fairness of the Offer and the Merger’’) is incorporated herein by reference.

Item 13.    Financial Statements

The information set forth in Section 7 of the Offer to Purchase entitled ‘‘The Tender Offer’’ (‘‘Certain Information Concerning Whitehall’’) is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(b) None.

Item 16.    Exhibits

(c) Not applicable.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))).

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 8, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Advertisement as published on February 8, 2006 in Investor's Business Daily.
(a)(1)(viii)	Complaint of JWL Acquisition Corp. and Newcastle Partners, L.P. against the Company, Holtzman and Prentice.
(a)(1)(ix)	Amended Complaint of JWL Acquisition Corp. and Newcastle Partners, L.P. against the Company, Holtzman, Prentice and SAC Capital Advisors, LLC.
(a)(5)(i)	Press Release issued by the Company on February 2, 2006 (filed as exhibit 99.1 to the Form 8-K on February 3, 2006 and incorporated herein by reference).
(a)(5)(ii)	First Amendment to Amended and Restated Stockholders Rights Agreements dated as of October 3, 2005, by and between the Company and LaSalle Bank, as rights agent (filed as Exhibit 4.1 to the Company's Form 8-K filed by the Company on October 6, 2005, and incorporated herein by reference).
(a)(5)(iii)	Second Amendment to Amended and Restated Stockholders Rights Agreement, dated as of February 1, 2006, by and between the Company and LaSalle Bank, as rights agent. (filed as Exhibit 4.1 to Form 8-K filed by the Company on February 3, 2006 and incorporated herein by reference).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 1, 2006, by and among Whitehall, Prentice, Holtzman, WJ Holding Corp. and WJ Acquisition Corp (filed as Exhibit B to Schedule 13D/A filed by Prentice on February 3, 2006.)
(d)(2)	Amended and Restated Term Loan Credit Agreement, dated as of February 1, 2006, by and among Whitehall, PWJ Lending LLC, and certain Lenders (party thereto) (filed as Exhibit C to Schedule 13D/A filed by Prentice on February 3, 2006.)
(d)(3)	Securities Purchase Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC and Holtzman (filed as Appendix D to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(4)	Loan Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, and certain Lenders (party thereto) (filed as Appendix B to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(5)	Warrant to Purchase Common Stock dated as of October 4, 2005 (filed as Appendix C to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).

(d)(6)	Form of Secured Convertible Note (filed as Appendix E to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(7)	Registration Rights Agreement, dated as of October 3, 2005, by and among the Company, PWJ Lending LLC, PWJ Funding LLC nd Holtzman (filed as Appendix G to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(8)	Vendor Term Sheet (filed as Appendix H to the Proxy Statement included in the Schedule 14A filed by the Company on December 27, 2005, and incorporated herein by reference).
(d)(9)	Letter Agreement by and between PWJ Funding LLC and Mathew Harman dated January 4, 2006 (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 6, 2006, and incorporated herein by reference).
(d)(10)	Letter Agreement by and among Holtzman, Prentice and Myron Kaplan dated January 5, 2006 (filed as Exhibit C to Schedule 13D/A filed by Prentice on January 6, 2006, and incorporated herein by reference).
(d)(11)	Letter Agreement dated January 3, 2005 and executed January 4, 2005 between Couchman Capital LLC and Holtzman (filed as Exhibit 99.8 to Schedule 13D/A filed by Holtzman on January 9, 2006, and incorporated herein by reference).
(d)(12)	Letter Agreement by and between PWJ Funding LLC, Richard E. Fearon, Jr. and Accretive Capital Partners, LLC dated January 24, 2006 (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 25, 2006, and incorporated herein by reference).
(d)(13)	Agreement to Postpone January 19 Special Meeting Of Stockholders, dated as of January 17, 2006, between the Company and Prentice (filed as Exhibit B to Schedule 13D/A filed by Prentice on January 18, 2006, and incorporated herein by reference).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))).
(g)	Not applicable.
(h)	Not applicable.

* Included in mailing to stockholders

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HOLTZMAN OPPORTUNITY FUND, L.P.
By: Holtzman Financial Advisors, LLC, its General Partner
By: SH Independence, LLC; its Managing Member
By: /s/ Seymour Holtzman

Name: Seymour Holtzman Title: Sole Member
PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Weiss

Name: Michael Weiss Title: Chief Financial Officer
WJ ACQUISITION CORP.
By: /s/ Michael Weiss

Name: Michael Weiss Title: Vice President
WJ HOLDING CORP.

By:	/s/ Michael Weiss

Name: Michael Weiss Title: Vice President
PWJ LENDING LLC
By: /s/ Jonathan Duskin

Name: Jonathan Duskin Title: Managing Director
PWJ FUNDING LLC
By: Prentice Capital Management, LP, its Manager

By:	/s/ Michael Weiss

Name: Michael Weiss Title: Chief Financial Officer
/s/ Michael Zimmerman

Michael Zimmerman
/s/ Seymour Holtzman

Seymour Holtzman

Dated:    February 8, 2006